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                              February 13, 2023

       Dr. Keyvan Mohajer
       Chief Executive Officer
       SoundHound AI, Inc.
       5400 Betsy Ross Drive
       Santa Clara, CA 95054

                                                        Re: SoundHound AI, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 10,
2023
                                                            File No. 333-267501

       Dear Dr. Keyvan Mohajer:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 3 to Form S-1

       Recent Developments, page 9

   1. We note you filed a Form 8-K on January 24, 2023 that included a press release issued on the same day providing
certain business updates and certain preliminary unaudited
                                                        financial and other
results for the fourth quarter of 2022 and fiscal year 2022. Please provide the material
information from the press release in your recent developments section. In addition,
where appropriate, please balance your preliminary revenue and gross margin information by
presenting other measures of your performance such as operating expenses and net income
(loss). To the extent this information is unavailable and you are unable to provide
meaningful ranges, then revise your disclosure to provide qualitative disclosure, as
applicable, to provide investors with an understanding of whether you have experienced any
positive or negative trends in these areas during the period. Lastly, please
 Dr. Keyvan Mohajer
SoundHound AI, Inc.
February 13, 2023
Page 2
      confirm that actual results for the fourth quarter of 2022 and fiscal year 2022 are not expected to differ materially from the preliminary results.
       Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or
Joshua
Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.



                                                            Sincerely,
FirstName LastNameDr. Keyvan Mohajer
                                                            Division of
Corporation Finance
Comapany NameSoundHound AI, Inc.
                                                            Office of
Technology
February 13, 2023 Page 2
cc:       Matthew Bernstein, Esq.
FirstName LastName